UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _ to____

Commission File No. 1-985

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

INGERSOLL-RAND COMPANY LIMITED
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2004 and 2003	4

Statements of Changes in Net Assets Available for Benefits Years ended December 31, 2004 and 2003	5

Notes to Financial Statements	6 - 13

Supplementary Information

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	14

Schedules required by Section 2520.103-10 of the DOL's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Ingersoll-Rand Company Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ingersoll-Rand Company Employee Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held At End of Year) - December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
New York, New York
June 27, 2005

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

	2004	2003

Assets
Plan's interest in Savings Plan Master Trust (Note 3)	$1,125,520,003	$1,052,321,824
Assets of merged plans, at fair value (Note 4)	--	6,691,031
Participant loans	15,392,096	15,676,274
Total investments	$1,140,912,099	$1,074,689,129

Contributions receivable
Participants	--	170,948
Employer	1,016,242	108,219

	1,016,242	279,167
Net assets available for benefits	$1,141,928,341	$1,074,968,296

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For Years Ended December 31, 2004 and 2003

	2004	2003
Contributions
Participants	$61,100,162	$54,782,659
Employer	42,219,272	38,569,196
	103,319,434	93,351,855

Plan's interest in investment income of the
Savings Plan Master Trust (Note 3)	103,786,681	176,402,913

Total additions	207,106,115	269,754,768

Participant withdrawals and distributions	140,007,098	86,056,800

Administrative expenses	138,972	97,966

Total subtractions	140,146,070	86,154,766

Net increase prior to transfers	66,960,045	183,600,002

Transfers from other plans (Note 7)	--	891,368,294

Net increase	66,960,045	1,074,968,296

Net assets available for benefits
Beginning of year	1,074,968,296	--
End of year	$1,141,928,341	$1,074,968,296

The accompanying notes are an integral part of these financial statements.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	PLAN DESCRIPTION

The following brief description of the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

History - Ingersoll-Rand Company (the “Company”) established the Ingersoll-Rand Company Employee Savings Plan (the “Plan”) effective January 1, 2003 as part of the implementation of the Retirement Income Program approved by the Board of Directors of the Company. The Plan was established in order to facilitate systematic savings by eligible employees and to provide those employees with an opportunity to fund their retirement and other specified needs.

The Plan was adopted effective January 1, 2003, reflecting a spin-off of certain account balances and the merger of all or a portion of the account balances of the following plans into the Plan:

-
Ingersoll-Rand Company Savings and Stock Investment Plan, except with respect to the account balances of employees whose employment with the Company terminated as a result of the sale of The Torrington Company, a subsidiary of the Company, to The Timken Company.

-	Ingersoll-Rand/Thermo King Savings and Stock Investment Plan, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

-	Kryptonite Corporation Profit Sharing Plan.

-	Blaw Knox Construction Equipment Corporation Retirement Plan for Salaried Employees.

-	National Refrigeration Services, Inc. 401(k) Retirement Savings Plan.

-
Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, except with respect to the account balances of employees whose eligibility to participate is subject to collective bargaining.

- Hussmann International, Inc. Retirement Savings Plan for Salaried Employees.

- Taylor Industries, Inc. 401(k) Profit Sharing Plan.

- Perimeter Bobcat P.S. 401(k) Plan.

- WHS Refrigeration Systems, Inc. 401(k) Savings Plan.

Effective December 31, 2003, the account balances of participants in the Ingersoll-Rand Company Savings and Stock Investment Plan (the “SSIP”), the Electronic Technology Corporation 401(k) Plan (the “ETC Plan”) and the Integrated Access Systems, Inc. Employee Salary Reduction Plan (the “Integrated Access Plan”) were merged into the Plan. The custody of the assets of the ETC Plan and the Integrated Access Plan were transferred to the Trustee of the Plan in February 2004.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	PLAN DESCRIPTION (Continued)

General - For those employees who are eligible to participate in the Plan, there is automatic enrollment whereby a new employee is automatically enrolled in the Plan upon date of hire with a 2% pre-tax contribution that is invested in the Money Market Portfolio. The employee then has a period of approximately 30 days to elect to not contribute to the Plan or to change his or her contribution percentage and investment options within the Plan. Payroll deductions, consequently, do not begin until such period has expired.

Fidelity Investments (“Fidelity”) is the trustee and recordkeeper of the Plan and the Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.

The Ingersoll-Rand Company Limited Board of Directors has delegated the authority to the Chief Executive Officer to appoint the benefits administration committee (the “Committee”), which administers the Plan. The Finance Committee of the Ingersoll-Rand Company Limited Board of Directors approves the Plan’s investment options. Participants direct investments among the primary investment options.

Assets of Merged Plans - At December 31, 2003, certain Plan investments were assets received as a result of the mergers of the ETC Plan and the Integrated Access Plan into the Plan effective December 31, 2003. These assets were owned by the Plan but were not part of the Savings Plan Master Trust as of December 31, 2003. In February of 2004, these assets were transferred to the Savings Plan Master Trust and invested among its investment options.

Contributions - Participants may contribute as basic contributions up to 6% (in whole percentages) of their compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other eligible retirement plans, as defined in the Plan. Participants contributing 6% of compensation may contribute up to an additional 44% of compensation as supplemental contributions, as defined in the Plan. Participants may use before or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code (“IRC”) requirements. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Savings Plan Master Trust, together with assets from other participating plans. Within the trust, the Plan currently offers a money market portfolio, self-directed brokerage accounts, various mutual funds, and an Ingersoll-Rand Company Limited Stock Fund.

The Company contributes to the Plan via a matching contribution. The Plan requires Company matching contributions of 100% of participants’ basic contributions. The Company matching contribution is contributed ½ in cash, which is immediately invested in the same manner as the participant contributions and ½ in Ingersoll-Rand Company Limited Class A common shares which is immediately eligible to be invested in any investment option under the Plan. The Plan also has a profit sharing contribution available for certain participants working for an affiliate of the Company. This profit sharing contribution, if any, is determined annually by the sector leadership of the affiliate. At December 31, 2004 and 2003, employer contribution receivable included $539,821 and $0, respectively, related to this profit sharing contribution.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

1.	PLAN DESCRIPTION (Continued)

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portion of participants’ accounts is also immediately vested.

Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of 5%, which is commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits - Plan distributions may be in the form of a lump sum or in such other manner that the Plan may permit. In addition, Plan participants who terminate employment may elect distributions of at least $500 on a daily basis up to the balance in the account.

Forfeitures - Forfeitures apply only to the accounts of participants who participated in the SSIP and who terminated prior to January 1, 2003. Forfeitures of $26,416 and $15,914 at December 31, 2004 and 2003, respectively, were available to reduce future Company contributions. For 2004 and 2003, forfeitures of $102,349 and $225,924 were applied against Company contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Plan follows the accrual method of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - Investments are subject to risk conditions of the individual investment’s objectives, stock market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in the values of the Plan’s investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of Investments - With the exception of assets of merged plans described earlier, Plan assets are part of the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan.

Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

The Savings Plan Master Trust reports investments in the Mutual Funds, the Ingersoll-Rand Company Limited Stock Fund, and the investments comprising the assets of merged plans category at current value based on published market quotations. Fidelity’s Institutional Money Market Portfolio is valued at current value based on published market quotations of those Fidelity funds in which it participates. Investments in the Self-Directed Brokerage Accounts are at current value based on published market quotations of the individual investments comprising the brokerage accounts.

The Participant Loan Fund represents the net outstanding receivable balance due to the Plan from those participants with outstanding loan balances.

Security Transactions and Investment Income - Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at current value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.

Accounting Policies on Transfers - Assets acquired through plan merger are recorded at the fair market value on the effective date.

Contributions - Participant and Company matching contributions are contributed to the Plan on a weekly or monthly basis, as outlined in the Plan document. Profit sharing contributions are contributed to the Plan annually. Participant contributions for each investment option or portfolio are based on the participants’ elections.

Expenses of the Plan - Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant.

Benefit Obligations - Distributions to terminated employees are recorded in the Plan’s financial statements when paid. There were no approved and unpaid amounts at December 31, 2004 and 2003.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

3.	INVESTMENT IN THE SAVINGS PLAN MASTER TRUST

The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other Ingersoll-Rand Company sponsored retirement plans. The assets of the Savings Plan Master Trust are held by Fidelity Management Trust Company (Trustee). Each participating retirement plan has an undivided interest in the Savings Plan Master Trust. The Trustee maintains separate accounting of all contributions, benefit payments and expenses and allocates income received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at year end. At December 31, 2004 and 2003, the Plan had an 81.7% and 80.5%, respectively, participation in the Savings Plan Master Trust.

The following investments in the Statements of Net Assets Available for Benefits and the net appreciation in fair value of investments, interest, and dividend income and other receipts in the Statements of Changes in Net Assets Available for Benefits are certified by the Trustee to be complete and accurate. The Trustee has also certified the Plan’s proportionate share of such items to be complete and accurate. The Savings Plan Master Trust financial statements are prepared on the modified cash basis of accounting while the Plan’s financial statements are prepared on the accrual basis of accounting.

	2004	2003
Investments, at fair value
Money market portfolio	$318,046,370	$351,468,186
Mutual funds	692,155,005	598,359,465
Self-directed brokerage accounts	4,027,514	1,915,459
Ingersoll-Rand Company limited stock fund	364,011,198	342,636,237
Participant loans receivable	17,742,365	17,753,026
Assets of merged plans	--	14,337,651
Net assets available for benefits	$1,395,982,452	$1,326,470,024

Net realized and unrealized appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31, are as follows:

	2004	2003

Investment income:
Net appreciation in fair value of investments
Mutual funds	$52,045,009	$111,873,628
Money market portfolio	4,121,725	3,927,623
Ingersoll-Rand Company Limited stock fund	57,480,347	141,209,242
	113,647,081	257,010,493
Interest and dividend income	17,984,301	12,351,560
Total investment income	$131,631,382	$269,362,053

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

4.	ASSETS OF MERGED PLANS

Investments in the assets of merged plans category are comprised of the investments of the ETC Plan and the Integrated Access Plan which were merged into the Plan effective December 31, 2003. The investments comprising these merged plans at December 31, 2003 are as follows:

ETC Plan:
Prinicpal Guaranteed Interest Account	$123,989
Prinicpal Money Market Separate Account	181,816
Principal Governments Securities Separate Account	372,435
Principal Large Cap Stock Index Separate Account	384,961
Prinicpal Large Company Value Separate Account	70,021
Principal Stock Emphasis Balanced Separate Account	83,993
Principal Large Company Growth Separate Account	165,389
Principal Medium Company Blend Separate Account	301,277
Principal Small Company Blend Separate Account	333,044
Principal International Stock Separate Account	274,887
Principal Financial Group Inc. Stock Separate Account	76,050
Vanguard Growth & Income Fund	175,927
Vanguard Windsor II fund	173,906
*Fidelity Advisor Equity Growth Institutional	190,014
T. Rowe Price Science & Technology Fund	283,863
Participant Loans	53,919
Total ETC Plan Investments	$3,245,491

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

4.	ASSETS OF MERGED PLANS (continued)

Integrated Access Plan:
AIM High Yield Investor Fund	$55,185
ING Classic Money Market Fund	494,068
ING Mid Cap Opportunities A Fund	314,735
Oppenheimer Main Street Income Growth Fund	450,849
MFS Capital Opportunities Fund	275,783
Janus Equity Income Fund	200,171
ING Technology A Fund	370,876
Oppenheimer Capital Appreciation Fund	221,047
Franklin Small-Mid Cap Growth A Fund	424,913
Janus Twenty Fund	331,436
Janus Adviser Worldwide Growth Fund	306,477
Total Integrated Access Plan investments	$3,445,540
Total assets of merged plans	$6,691,031

*Permitted party-in-interest (See footnote 6)

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 29, 2004 that the Plan and related trust are designed in accordance with applicable sections of the IRC to be exempt from U.S. Federal income tax. The Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore no provision for U.S. Federal income tax is required. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	PARTY-IN-INTEREST

Certain Plan investments are shares or units of money market portfolio, commingled pool and mutual funds managed by Fidelity Investments, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.

Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Company Limited Stock Fund. These transactions qualify as permitted party-in-interest transactions.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

7.	TRANSFERS FROM OTHER PLANS

During 2003, as described in footnote 1, several plans transferred assets or were merged into the Plan as follows:
Value of
Plan Name	Transfer

Ingersoll-Rand Company Savings and Stock Investment Plan	$703,514,577
Ingersoll-Rand/Thermo King Savings and Stock Investment Plan	59,492,494
Kryptonite Corporation Profit Sharing Plan	1,001,058
Blaw Knox Construction Equipment Corporation Retirement Plan for Salaried Employees	1,256,342
National Refrigeration Services, Inc. 401(k) Retirement Savings Plan	6,326,637
Hussman International Inc. Retirement Savings Plan	105,050,402
Taylor Industries, Inc. 401(k) Profit Sharing Plan	5,223,445
Perimeter Bobcat P.S. 401(k) Plan	746,883
WHS Refrigeration Systems, Inc. 401(k) Savings Plan	2,065,425
ETC 401(k) Plan	3,245,491
Integrated Access Systems, Inc., Employee Salary Reduction Plan	3,445,540
Total transfers from other plans	$891,368,294

8.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all effected participants would become 100% vested in their employer contributions.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

	Description	Shares, Units,	Current
Identity of Issue	of Investment	Principal Amount	Value

* Plan's interest in Savings Plan
Master Trust	Master Trust	81.7% participation	$1,125,520,003
Participant Loans Receivable	Due 01/01/05 - 05/08/26; 5% - 10.5%		15,392,096
TOTAL INVESTMENTS HELD BY THE PLAN			$1,140,912,099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INGERSOLL-RAND COMPANY EMPLOYEE SAVINGS PLAN
Dated: June 27, 2005
By:   /s/ Kathleen Cirillo

Name:  Kathleen Cirillo
Title:    Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP